UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2021

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: October 27, 2021

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK REPORTS THIRD QUARTER 2021 RESULTS

Record results: $70.7 million revenue, up 76% YoY; 31% operating margin; Expects fourth quarter revenue of $72-73 million;

MIGDAL HAEMEK, Israel – October 27, 2021 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the third quarter of 2021.

Highlights of the Third Quarter of 2021

•	Revenues of $70.7 million, a 76% increase year-over-year;

•	GAAP gross margin of 50.6%; non-GAAP gross margin of 50.9%;

•	GAAP operating income of $20.1 million (28.5% of revenue); non-GAAP operating income of $21.7 million (30.6% of revenue);

•	GAAP net income of $18.5 million or $0.41 per diluted share; non-GAAP net income of $20.0 million or $0.45 per diluted share; and

•	Strong positive operating cash flow of $16.5 million.

Forward-Looking Expectations

Management expects continued growth for the fourth quarter with revenue to be between $72-73 million, implying over 70% revenue growth year-over-year for the full year of 2021.

Management Comment

Rafi Amit, Camtek’s CEO, commented, “I am very pleased with the continued growth in our revenue and profitability, which was due to ongoing strength of demand for our products. Given our solid backlog, the outlook for the fourth quarter and the first half of 2022 remains positive. We expect to end 2021 with a revenue growth of over 70% year-over-year, an unprecedented growth rate of which we are very proud.”

Continued Mr. Amit, “Since the beginning of October we have received orders for over $26 million, which gives us confidence in our business momentum.”

Third Quarter 2021 Financial Results

Revenues for the third quarter of 2021 were $70.7 million. This compares to third quarter 2020 revenues of $40.1 million, a growth of 76% year-over-year.

Gross profit on a GAAP basis in the quarter totaled $35.8 million (50.6% of revenues), up 84% compared to a gross profit of $19.4 million (48.5% of revenues) in the third quarter of 2020. Gross profit on a non-GAAP basis in the quarter totaled $36.0 million (50.9% of revenues), up 84% compared to a gross profit of $19.5 million (48.8% of revenues) in the third quarter of 2020.

Operating profit on a GAAP basis in the quarter totaled $20.1 million (28.5% of revenues), compared to an operating profit of $6.3 million (15.8% of revenues) in the third quarter of 2020. Operating profit on a non-GAAP basis in the quarter totaled $21.7 million (30.6% of revenues), compared to $7.6 million (19.0% of revenues) in the third quarter of 2020.

Net income on a GAAP basis in the quarter totaled $18.5 million, or $0.41 per diluted share, compared to net income of $6.0 million, or $0.15 per diluted share, in the third quarter of 2020.

Net income on a non-GAAP basis in the quarter totaled $20.0 million, or $0.45 per diluted share, compared to a non-GAAP net income of $7.3 million, or $0.18 per diluted share, in the third quarter of 2020.

Cash and cash equivalents and short-term deposits, as of September 30, 2021, were $204.9 million compared to $189.3 million as of June 30, 2021. In addition, there were $10.0 in long-term deposits.

During the quarter, Camtek generated $16.5 million in operating cash flow.

Conference Call

Camtek will host a video conference call/webinar today via Zoom, October 27, 2021, at 9:00 am ET (16:00 Israel time).

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the video call please register at the following link:

https://us06web.zoom.us/webinar/register/3016350882569/WN_yzweuDMgQRO7VJNgWsQuhw

A presentation will accompany the webinar. However, for those wishing to listen via phone, please dial: +1-301-715-8592 (United States) or +972 3 978 6688 (Israel) with meeting ID 848 3003 0577. For other dial in numbers, please visit: https://zoom.us/zoomconference.

For those unable to participate, a recording will be available from the above link or a link on Camtek’s website at http://www.camtek.com  the day after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a leading developer and manufacturer of high-end inspection and metrology equipment for the semiconductor industry.

Camtek’s systems inspect IC and measure IC features on wafers throughout the production process of semiconductor devices, covering the front and mid-end, and up to the beginning of assembly (Post Dicing).

Camtek’s systems inspect wafers for the most demanding semiconductor market segments, including Advanced Interconnect Packaging, Memory, CMOS Image Sensors, MEMS and RF, serving the industry’s leading global IDMs, OSATs and foundries.

Camtek’s world-class sales and customer support infrastructure is organized around eight subsidiaries based in the US, Europe, Japan, China, Hong Kong, Taiwan, Korea and Singapore.
This press release is available at www.camtek.com

This press release contains projections or other statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are only predictions that are based on the current beliefs, expectations and assumptions of Camtek’s management about Camtek’s business, financial condition, results of operations, market trends and other issues addressed or reflected therein, only as of the date they are made. Although we believe that the predictions reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material.  We do not assume any obligation to update that information, except as required by law. Examples of forward-looking statements include: projections of demand, revenues, net income, growth prospects, cost assumptions and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology, although not all forward-looking statements contain these identifying words. These forward-looking statements are subject to risks and uncertainties that may cause actual events or results to differ materially from those projected, including, but not limited to, as a result of the effects of general economic conditions; the effect of the COVID-19 pandemic on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners’ and contractors’ business; the risks relating to the concentration of a significant portion of Camtek's expected business in certain countries, particularly China, from which we expect to generate significant portion of our revenues for the coming few quarters, as well as Taiwan and Korea, including the risks of deviations from our expectations regarding timing and size of orders from customers in these countries; changing industry and market trends; reduced demand for our products; the timely development of our new products and their adoption by the market; increased competition in the industry; price reductions; as well as other risks identified in our Annual Report on Form 20-F and other documents filed by Camtek with the SEC.

This press release provides financial measures that exclude share based compensation expenses and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

CAMTEK LTD. and its subsidiaries
Consolidated Balance Sheets

(In thousands)

	September 30,	December 31,
	2021	2020
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	117,852	105,815
Short-term deposits	87,000	72,000
Trade accounts receivable, net	61,178	41,001
Inventories	56,968	39,736
Other current assets	4,681	3,366

Total current assets	327,679	261,918

Long-term deposits	10,000
Long term inventory	4,832	4,416
Deferred tax asset	-	482
Other assets, net	119	85
Property, plant and equipment, net	22,414	20,398
Intangible assets, net	590	609

Total non-current assets	37,955	25,990

Total assets	365,634	287,908

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	29,784	27,180
Other current liabilities	52,888	30,204

Total current liabilities	82,672	57,384

Long term liabilities
Deferred tax liabilities, net	222	-
Other long-term liabilities	3,507	3,260
Total non-current liabilities	3,729	3,260

Total liabilities	86,401	60,644

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at September 30, 2021 and at December 31, 2020;
45,934,072 issued shares at September 30, 2021 and 45,365,354 at December 31, 2020;
43,841,696 shares outstanding at September 30, 2021 and 43,272,978 at December 31, 2020;	172	171
Additional paid-in capital	174,948	170,497
Retained earnings	106,011	58,494
	281,131	229,162
Treasury stock, at cost (2,092,376 as of September 30, 2021 and December 31, 2020)	(1,898)	(1,898)

Total shareholders' equity	279,233	227,264

Total liabilities and shareholders' equity	365,634	287,908

Camtek Ltd.
Consolidated Statements of Income

(in thousands, except share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	195,488	107,240	70,686	40,061	155,859
Cost of revenues	95,724	57,315	34,893	20,636	82,628

Gross profit	99,764	49,925	35,793	19,425	73,231

Research and development costs	16,774	13,952	5,530	5,068	19,575
Selling, general and
administrative expenses	31,406	21,374	10,118	8,036	31,032
Total Operating expenses	48,180	35,326	15,648	13,104	50,607

Operating income	51,584	14,599	20,145	6,321	22,624

Financial income, net	911	958	349	307	775

Income before taxes	52,495	15,557	20,494	6,628	23,399

Income tax expense	(4,978)	(1,445)	(1,989)	(604)	(1,621)

Net income	47,517	14,112	18,505	6,024	21,778

Net income per ordinary share:	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	U.S. dollars		U.S. dollars		U.S. dollars
Basic net earnings	1.09	0.36	0.42	0.15	0.55

Diluted net earnings	1.06	0.35	0.41	0.15	0.54

Weighted average number of
ordinary shares outstanding
(in thousands):

Basic	43,577	38,957	43,826	39,176	39,383

Diluted	44,627	39,878	44,658	40,066	40,372

Camtek Ltd.
Reconciliation of GAAP to Non-GAAP results

(In thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2021	2020	2021	2020	2020
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	47,517	14,112	18,505	6,024	21,778

Share-based compensation	4,193	3,053	1,512	1,285	4,224
Non-GAAP net income	51,710	17,165	20,017	7,309	26,002

Non–GAAP net income per diluted share	1.16	0.43	0.45	0.18	0.63

Gross margin on GAAP basis	51.0%	46.1%	50.6%	48.5%	47.0%
Reported gross profit on GAAP basis	99,764	49,925	35,793	19,425	73,321
Share-based compensation	474	308	173	120	429
Non- GAAP gross margin	100,238	50,233	35,966	19,545	73,750
Non-GAAP gross profit	51.3%	46.4%	50.9%	48.8%	47.3%

Reported operating income attributable to Camtek Ltd. on GAAP basis	51,584	14,599	20,145	6,321	22,624

Share-based compensation	4,193	3,053	1,512	1,285	4,224
Non-GAAP operating income	55,777	17,652	21,657	7,606	26,848